Sullivan & Cromwell LLP

1701 Pennsylvania Avenue, N.W.

Washington, DC 20006-5805

July 25, 2013

Via EDGAR

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Corporación Andina de Fomento –
Pre-Effective Amendment No. 1 to
Registration Statement under Schedule B (File No. 333-189174)

Ladies and Gentlemen:

On behalf of our client, Corporación Andina de Fomento, pursuant to Rule 461 under the Securities Act of 1933, as amended, it is hereby requested that the effectiveness of the above-referenced Pre-Effective Amendment No. 1 to the Registration Statement be accelerated to 5:00 p.m., Eastern Time, on July 25, 2013 or as soon thereafter as practicable.

Very truly yours,

/s/ Paul J. McElroy

Paul J. McElroy

cc:	Paul Dudek
Ellie Bavaria
(Securities and Exchange Commission)

Jacob Kiriaty
Elizabeth Freed
(Corporación Andina de Fomento)

Robert S. Risoleo
(Sullivan & Cromwell LLP)